UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of July 2025
Commission File Number: 001-31368

SANOFI
(Translation of registrant’s name into English)

46 avenue de la Grande Armée – 75017 Paris
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐

In July 2025, Sanofi issued the financial statements and half year management report attached hereto as Exhibit 99.1 and 99.2 which are incorporated herein by reference.

Exhibit No.		Description

Exhibit 99.1	Condensed half-year consolidated financial statements for 2025
Exhibit 99.2	2025 Half-year management report, Statutory Auditors’ Report and Responsibility Statement

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 31, 2025		SANOFI

	By:	/s/ Alexandra Roger
	Name:	Alexandra Roger
	Title:	Head of Securities Law and Capital Markets